FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act


I.    GENERAL IDENTIFYING INFORMATION

1.    Reason   fund  is   applying  to   deregister   (check   ONLY  ONE;   for
      descriptions, SEE Instruction 1 above):

      [x]  Merger
      [ ]  Liquidation
      [ ]  Abandonment of Registration
           (Note:   Abandonments  of  Registration   answer  ONLY  questions  1
           through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]  Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: United Gold & Government Fund, Inc.

3.    Securities and Exchange Commission File No.: 811-04261

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [x]  Initial Application  [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      6300 Lamar Avenue
      Overland Park, Kansas 66202


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6.    Name,  address and  telephone number  of  individual the  Commission staff should contact with any questions regarding this form:

      Kristen A. Richards, Esq.
      Waddell & Reed, Inc.
      6300 Lamar Avenue
      Overland Park, Kansas 66202
      (913) 236-2000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Waddell & Reed Services Company
      6300 Lamar Avenue
      Overland Park, Kansas 66202
      (913) 236-2000

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

           [x] Management company;
           [ ] Unit investment trust; or
           [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

           [x]  Open-end       [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

      The fund was organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Waddell & Reed Investment Management Company, the fund's investment adviser prior to the fund's reorganization into United Asset Strategy Fund on June 30, 1999, is located at 6300 Lamar Avenue, Overland Park, Kansas 66202.


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12.   Provide the  name and address of  each principal  underwriter of  the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      Waddell & Reed, Inc., the fund's principal underwriter prior to the fund's reorganization into United Asset Strategy Fund, Inc. on June 30, 1999, is located at 6300 Lamar Avenue, Overland Park, Kansas 66202.

13.   Not applicable.

14.   Not applicable.

15.   (a)  Did  the fund obtain approval from the  board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [x]  Yes  [  ]  No

           If Yes, state the date on which the board vote took place:
           April 6, 1999.

           If No, explain:

      (b)  Did   the   fund    obtain    approval    from    the    shareholders
           concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [x]  Yes  [ ]  No

           If Yes,  state the date on which  the  shareholder  vote took  place:
           Meeting adjourned on June 22, 1999; reconvened on June 28, 1998.

           If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [x]  Yes  [ ]  No

      (a)  If Yes, list  the date(s) on which the fund made those distributions:
           June 30, 1999.

      (b)  Were the distributions made on the basis of net assets?

           [x]  Yes  [ ]  No


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      (c)  Were the distributions made PRO RATA based on share ownership?

           [x]  Yes  [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)  Not applicable.

17.   Not applicable.

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [x]  Yes  [ ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?
      (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

           [ ]  Yes [x]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

           [ ] Yes  [x] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)  Why has the fund retained the remaining assets?
      (c)  Will the remaining assets be invested in securities?

           [ ] Yes       [ ] No


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21.   Does  the  fund  have  any  outstanding  debts  (other   than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

           [ ] Yes       [x] No

      If Yes,
      (a)  Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)  List  the   expenses  incurred  in  connection  with  the  Merger  or
           Liquidation:

          (i)   Legal expenses:                                  $55,500
          (ii)  Accounting expenses:                               4,540
          (iii) Other expenses (list and identify separately)
                   Special Director Meeting Expense:               6,000
                   Proxy and Shareholder Reports:                 23,900
          (iv)  Total expenses (sum of lines (i)-(iii) above):    89,940


      (b) How were those expenses allocated? The expenses were allocated 50% to each of United Gold & Government Fund, Inc. and United Asset Strategy Fund, Inc.

      (c) Who paid those expenses? United Gold & Government Fund, Inc. and United Asset Strategy Fund, Inc. paid the expenses.

      (d)  How  did the  fund pay  for  unamortized  expenses (if  any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

           [ ] Yes       [x] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


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V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

           [ ] Yes       [x] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [ ] Yes       [x] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)  State  the name of  the  fund  surviving  the  Merger:  United  Asset
           Strategy Fund, Inc.

      (b) State the Investment Company Act file number of the fund surviving the Merger: File No. 811-07217.

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File No. 333-76495, Form N-14, filed on April 26, 1999.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of United Gold & Government Fund, Inc., (ii) he is the Secretary of United Gold & Government Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ HELGE K. LEE
                                        -----------------------
                                        Name: Helge K. Lee